SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Eli Lilly and Company

NAME OF PERSON RELYING ON EXEMPTION: SEIU Benefit Plans Master Trust

ADDRESS OF PERSON RELYING ON EXEMPTION: 1800 Massachusetts Avenue, NW, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

March 29, 2021

Dear Fellow Eli Lilly Shareholder,

The COVID-19 pandemic has highlighted the magnitude and impact of corporate lobbying on issues ranging from limiting corporate liability for pandemic-related claims1 to COVID-19 relief funds2 to the designation of businesses as “essential.”3 In the first quarter of 2020, the increase in lobbying expenditures by the health sector outstripped that of other sectors, with pharmaceutical firms accounting for the largest increases. Trade association the Pharmaceutical Research and Manufacturers of America (“PhRMA”) spent $11.5 million on lobbying in that quarter alone.4

Eli Lilly & Company (“Lilly” or the “Company”) shareholders can call for greater disclosure of Lilly’s direct and indirect lobbying expenditures at the Company’s annual shareholder meeting on May 3, 2021. Item #6 on Lilly’s proxy card, “Proposal to Disclose Direct and Indirect Lobbying Activities and Expenditures,” asks Lilly to disclose policies and procedures governing lobbying, payments used for direct or indirect lobbying as well as grassroots lobbying communications, membership in and payments to tax-exempt organizations that write and endorse model legislation, and the board and management’s decision making process for making those payments. In our view, full disclosure would:

•	Help to safeguard Lilly’s reputation, which has been damaged by public outcry over the rising costs of Lilly’s insulin drugs;
•	Promote greater alignment of lobbying activities with Lilly’s values and long-term value creation; and
•	Not impose an undue administrative burden on Lilly

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1 https://www.washingtonpost.com/business/2020/08/25/americas-biggest-business-lobby-is-behind-republicans-push-shield-employers-coronavirus-liability/

2 https://www.vox.com/recode/22192545/covid-vaccine-corporations-lobby-cdc

3 https://www.politico.com/newsletters/politico-influence/2020/04/10/inside-the-lobbying-campaign-to-get-industries-designated-essential-786788

4 https://www.laboratoryequipment.com/567150-Health-Sector-Pharma-Spent-Big-on-Lobbying-for-COVID-19-Funding/

The pharmaceutical industry is embroiled in controversy over high drug prices, irresponsible promotional practices and efforts to stymie competition. Lilly, as one of the three major global insulin manufacturers, has faced significant public criticism and scrutiny as insulin prices have risen.5 Press accounts have described patients who cannot afford their insulin rationing the drug, with some dying as a result.6 In 2019, the House Committee on Oversight and Reform launched an investigation into drug industry pricing,7 including Lilly’s pricing of its Humalog insulin product.8 The House Committee on Energy and Commerce’s Subcommittee on Oversight and Investigations held hearings on insulin pricing at which a Lilly Senior Vice President testified.9 A similar investigation was launched by the Senate Finance Committee.10 Attorneys General of several states, including New York, have subpoenaed Lilly over insulin pricing and sale.11 Seven states have adopted insulin co-pay caps.12

The pharmaceutical industry’s reputation continues to suffer despite the industry’s achievements in COVID-19 vaccines and therapies. Gallup survey respondents ranked the pharmaceutical industry above only the federal government in 2020; the industry’s ranking improved by only one spot on the survey from 2019, trailing entertainment, the oil and gas industry, and the legal field. Forty-nine percent of survey respondents reported a negative view of the drug industry and only 34% viewed it positively.13 Corporate reputation translates into financial consequences. Estimates peg the value of corporate reputation at over one-third of market capitalization14 and one researcher concluded that reputation drives between three and 7.5% of annual revenues.15 According to the Reputation Institute, a one-point increase in overall reputation score is correlated with a 2.6% increase in share value.16

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5 E.g., https://www.theindychannel.com/news/local-news/vigil-held-outside-eli-lilly-for-those-who-died-because-of-insulin-rationing

6 E.g., https://www.washingtonpost.com/news/magazine/wp/2019/01/07/feature/insulin-is-a-lifesaving-drug-but-it-has-become-intolerably-expensive-and-the-consequences-can-be-tragic/; ≈ https://www.theindychannel.com/news/local-news/vigil-held-outside-eli-lilly-for-those-who-died-because-of-insulin-rationing

7 https://oversight.house.gov/news/press-releases/oversight-committee-launches-sweeping-drug-price-investigation

8 https://oversight.house.gov/sites/democrats.oversight.house.gov/files/documents/_Drug%20Price%20Investigation%20Letters%20Recipients.pdf

9 https://energycommerce.house.gov/committee-activity/hearings/hearing-on-priced-out-of-a-lifesaving-drug-getting-answers-on-the-rising

10 https://www.finance.senate.gov/imo/media/doc/2019-02-22%20CEG%20RW%20to%20Eli%20Lilly%20(Insulin%20Prices).pdf

11 https://www.cnbc.com/2019/08/02/eli-lilly-subpoenaed-by-new-yorks-ag-over-insulin-prices.html

12 https://www.diabetes.org/blog/insulin-copay-caps-approved-five-more-states

13 https://news.gallup.com/poll/319256/farming-rises-sports-tumbles-industry-ratings.aspx

14 “The 2018 U.K. Reputation Dividend Report,” at 1 (http://reputationdividend.com/files/6215/1939/6597/UK_2018_report_Final.pdf); https://mumbrella.com.au/new-research-finds-strong-corporate-reputation-helps-companies-weather-financial-storms-587354

15 See https://instituteforpr.org/reputation/

16 https://www.reputationinstitute.com/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Lilly’s proxy statement.

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A company’s reputation can be damaged by revelations that it advocates for legislative or regulatory measures that are inconsistent with the company’s stated values or positions or, when a company’s products are life-sustaining, that are viewed as insufficiently public-regarding. Lilly claims, “We’re committed to working with stakeholders in healthcare systems to make sure patients can get the medicines they need—at reasonable out-of-pocket costs and with pricing information they can understand. This includes finding new solutions that help address the affordability of our medicines, including for people who need insulin.”17

But Lilly’s indirect lobbying activities belie those claims. Lilly belongs to PhRMA and the Biotechnology Innovation Organization (BIO). PhRMA spent a record $29.3 million on lobbying in 2019 and over $25 million in 2020,18 and its federal lobbying reports indicate that it lobbies on a variety of matters related to drug pricing. It lobbied on the Prescription Drug Pricing Reduction Act of 2019 (“PDPRA”) as well as the Affordable Prescriptions for Patients Act of 2019.19 In 2019, PhRMA donated $4.5 million to the American Action Network, a “dark money” group that opposed a bill that year to lower drug prices.20

The Biotechnology Innovation Organization (“BIO”), of which Lilly is a member, spent over $12 million in 2019 and 2020 to lobby on federal measures addressing drug pricing, including the PDPRA and Medicare Drug Price Negotiation Act.21 Recently, BIO and PhRMA urged the Office of the U.S. Trade Representative to punish countries that suspend intellectual property rights in order to ramp up production of COVID-19 vaccines.22 Lilly is a member of the European Federation of Pharmaceutical Industries and Association (“EFPIA”),23 a trade association that spent over 4.6 million euros on lobbying in 2019.24 EFPIA reportedly lobbied against “a tool designed to facilitate equitable access and pricing for pandemic treatments in Europe.”25 In a pandemic where widespread access to vaccines and treatments is critical, such efforts generate controversy and could damage the reputation of BIO, PhRMA, and EFPIA members. Comprehensive disclosure would enhance oversight of direct and indirect lobbying activities and promote alignment with Lilly’s professed focus on access and affordability.

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17 Eli Lilly and Company, “2019 UNGC Communication on Progress,” at 21 (https://assets.ctfassets.net/srys4ukjcerm/1NNksnwvNZGqMMXOO4wcsl/3754b6ecf7ddf7b140ef2b8744fff7c5/United_Nations_Global_Compact_Communication_on_Progress_Report.pdf)

18 See https://www.opensecrets.org/orgs/pharmaceutical-research-manufacturers-of-america/summary?id=D000000504; https://thehill.com/policy/healthcare/479403-phrma-spent-record-high-29-million-lobbying-congress-trump-administration

19 https://www.opensecrets.org/orgs/pharmaceutical-research-manufacturers-of-america/lobbying?id=D000000504; https://www.congress.gov/bill/116th-congress/senate-bill/1416

20 https://www.opensecrets.org/news/2020/12/pharma-lobby-poured-millions-into-darkmoney-groups/

21 https://www.opensecrets.org/orgs/biotechnology-innovation-organization/lobbying?id=D000024369

22 https://theintercept.com/2021/03/03/vaccine-coronavirus-big-pharma-biden/

23 https://www.theguardian.com/world/2020/may/25/exclusive-big-pharma-rejected-eu-plan-to-fast-track-vaccines-in-2017

24 https://lobbyfacts.eu/representative/0e0020135cfc4775bb5a4bd0313b120d/european-federation-of-pharmaceutical-industries-and-associations

25 https://corporateeurope.org/en/2020/09/power-and-profit-during-pandemic

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Lilly’s proxy statement.

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Lilly makes no disclosure regarding its relationship with the American Legislative Exchange Council (“ALEC”), whose meetings Lilly has sponsored.2619 ALEC drafts and promotes “model” bills, which have been characterized as “wish lists for special interests.”27 Last year, ALEC drafted a model bill limiting liability for businesses from employees or customers who contract COVID-19.28 Many of Lilly’s peers in the pharmaceutical industry, including Johnson & Johnson, Merck, Allergan and Bristol-Myers Squibb, have left ALEC.29

In its Statement in Opposition to the Proposal, Lilly touts its political spending report, but that report discloses only contributions to candidates and political organizations, not lobbying. Lilly points to publicly reported data about its direct lobbying available on federal government web sites, which do not include any information about lobbying at the state level. State lobbying is significant: For example, a group assembled by PhRMA spent over $100 million in 2016 to defeat a California ballot initiative that would have capped prices paid by state agencies for drugs, and an effort to defeat a similar initiative in Ohio in 2017 drew over $50 million in spending by a “PhRMA-linked” group. PhRMA reportedly hired “a lobbyist for every two legislators” in Louisiana to combat a bill requiring drug company sales reps to disclose prices when calling on physicians.30

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26 www.usatoday.com/story/news/investigations/2019/04/03/alec-american-legislative-exchange-council-model-bills-republican-conservative-devos-gingrich/3162357002/; https://billmoyers.com/story/alecs-corporate-sponsors-top-nations-lawbreaker-list/; https://www.industrydocuments.ucsf.edu/tobacco/docs/#id=gnlv0134

27 www.usatoday.com/story/news/investigations/2019/04/03/alec-american-legislative-exchange-council-model-bills-republican-conservative-devos-gingrich/3162357002/

28 https://news.bloomberglaw.com/daily-labor-report/red-states-to-get-blueprint-on-limiting-business-virus-liability

29 www.commoncause.org/democracy-wire/allergan-latest-company-to-leave-alec/#

30 www.marketwatch.com/story/drug-companies-spend-109-million-to-block-vote-to-lower-drug-prices-2016-11-06; https://www.fiercepharma.com/pharma/pharma-lobbyists-flood-state-capitols-to-fend-off-drug-pricing-action; https://www.nbcnews.com/health/health-care/states-take-drug-prices-big-pharma-takes-states-n842886

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Lilly’s proxy statement.

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Lilly also claims that providing information about lobbying done by the large and influential trade associations to which it belongs would be “misleading,” as Lilly “does not direct” their lobbying. If it implements the Proposal, Lilly could add language clarifying its relationship with trade associations and the extent of its input or control into decisions about lobbying and public policy positions.

For the reasons discussed above, we urge you to vote FOR Item 6 on Lilly’s proxy card. If you have any questions, please contact Renaye Manley via email at renaye.manley@seiu.org.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Lilly’s proxy statement.

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